Filed by QR Energy, LP

Commission File No. 001-35010

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: QR ENERGY, LP

Commission File No. 001-35010

This filing relates to a proposed business combination involving QR Energy, LP, a Delaware limited partnership (the “Partnership”) and Breitburn Energy Partners LP, a Delaware limited partnership (“Breitburn”).

October 28, 2014

***IMPORTANT REMINDER: PLEASE VOTE TODAY***

Dear Unitholder:

We have previously mailed you information relative to the Special Meeting of Unitholders of QR Energy, LP to be held on November 18, 2014.

According to our latest records we have not yet received your vote. The Special Meeting is now only a short time away. It is important that you sign and return the enclosed Voting Instruction Form today in order to make sure that your units will be voted at the meeting in accordance with your desires. If you hold your units in the name of a brokerage firm, your broker cannot vote your units on these proposals unless they receive your specific instructions.

Your board of directors recommends that you vote FOR proposals 1, 2 and 3.

Approval of the merger agreement with Breiburn Energy Partners LP requires an affirmative vote of at least the majority of the outstanding common units at the Special Meeting by our unitholders.

Your vote is important no matter how many units you own.

Please sign and date the enclosed Voting Instruction Form (or follow the telephone & internet instructions) today. In the event that more than one vote is received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for your cooperation and continued support.

Sincerely,

Gregory S. Roden
General Counsel

*** Please Vote Today***

5 Houston Center - 1401 McKinney Street, Suite 2400 - Houston, Texas 77010

Main Line (713) 452-2200	Fax (713) 452-2202

Additional Information about the Proposed Transactions

In connection with the proposed transactions, Breitburn has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a prospectus of Breitburn and a proxy statement of the Partnership. Each of Breitburn and the Partnership also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Breitburn and the Partnership with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting the Partnership Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and the Partnership and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about the Partnership’s directors and executive officers is available in the Partnership’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or the Partnership using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This document contains statements that Breitburn and the Partnership believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and the Partnership and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this document, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will occur, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, the Partnership or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and the Partnership’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or the Partnership;

declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and the Partnership’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and the Partnership assume no obligation, and disclaim any duty, to update the forward-looking statements in this document to reflect subsequent events or circumstances.